Exhibit 99.3

1st Quarter – 30 June 2003

	1st Qtr FY04
James Hardie
Net Sales	Up	24%	to	US$241.5
EBIT[2]	Up	38%	to	US$ 48.3
Operating Profit[3]	Up	47%	to	US$ 32.9
Net Operating Profit[1,4]	Down	54%	to	US$ 34.7
EBIT Margin[2]	Up	2.0pts	to	20.0%
USA Fibre Cement
Net Sales	Up	22%	to	US$186.8
EBIT[2]	Up	39%	to	US$ 54.1
EBIT Margin[2]	Up	3.6pts	to	29%
Volume	Up	14%	to	387.5mmsf
Asia Pacific Fibre Cement
Net Sales	Up	23%	to	US$ 50.1
EBIT	Up	15%	to	US$ 8.6
EBIT Margin[2]	Down	1.2pts	to	17.2%
Volume	Up	12%	to	98.2mmsf
Key Ratios
Earnings Per Share (Basic)			7.2cents
EBIT Margin[2]			20.0%
Return on Shareholders Funds[1]			29.6%
Return on Capital Employed			29.7%
Gearing[1]			18.2%
Net Interest Cover (EBIT1 / Net interest expense)			21.0x

All comparisons are against the 1st quarter of the previous fiscal year. All dollar amounts are in US$ millions. Results are for continuing businesses only unless otherwise stated.

Note: This document should be read in conjunction with other 1st quarter results materials including a Media Release, a Management’s Discussion and Analysis, a Management Presentation and a Financial Report.

[1] Includes discontinued operations

[2] EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT martin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measure of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

[3] Operating profit from continuing operations is equivalent to the US GAAP measure of income from continuing operations

[4] Net operating profit including discontinued operations is equivalent to the US GAAP measure of net income